

January 8, 2014

Via E-mail
Mr. David J. Fallon- Chief Financial Officer
Clarcor Inc.
840 Crescent Centre Drive, Suite 600
Franklin, Tennessee 37067

> **Re: Clarcor Inc.**
> **Form 10-K for the fiscal year ended December 1, 2012**
> **Filed January 25, 2013**
> **File No. 1-11024**

Dear Mr. Fallon:

We have reviewed your response, dated December 4, 2013, and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 1, 2012

Notes to Consolidated Financial Statements, page F-8

B. Business Acquisitions, Investments, and Redeemable Noncontrolling Interest, page F-12

1. Based on your response, it appears that you did not consider the $17 million in potential payment to the sellers of TransWeb to be contingent consideration because you considered such amount to be a contractual liability at the acquisition date. However, it appears you made no distinction between whether this amount could have been paid to the sellers of TransWeb or paid to outside counsel for legal fees. As noted in ASC 805-30-30-7, consideration transferred in a business combination includes cash and contingent consideration. With respect to the acquisition of TransWeb, we note that cash transferred to the sellers for the acquisition of the business was $13 million and that you were only contractually obligated to transfer up to an additional $17 million in consideration to the sellers to the extent that you did not incur certain legal fees. In this regard, the potential

payment of $17 million in legal fees associated with the 3M patent infringement litigation appears to represent a "specified future event" that, as such, causes the aforementioned $17 million of potential additional consideration to the sellers to fall within the definition of contingent consideration as set forth in ASC 805-10-20. Therefore, we believe you should revise your accounting to treat the $17 million in potential additional consideration to the sellers of TransWeb as contingent consideration. In addition, such consideration should be assessed for changes in the fair value, at each reporting date, after the acquisition date. Furthermore, please note that changes in fair value subsequent to the acquisition date may be the result of additional information obtained after that date about facts and circumstances that existed at the acquisition date. Such changes are measurement period adjustments in accordance with ASC 805-10-25-13 through 25-18 and ASC 805-10-30. Please revise your financial statements accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Beverly Singleton at (202) 551-3328 or Juan Migone, Review Accountant, at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief